Exhibit 21.1

ALLIANCE HEALTHCARE SERVICES, INC SIGNIFICANT SUBSIDIARIES

The following table shows all direct and indirect subsidiaries of the registrant except (1) subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary, and (2) certain consolidated wholly-owned multiple subsidiaries carrying on the same line of business, as to which certain summary information appears below.

State of Incorporation
Alliance Oncology, LLC	Delaware
2 wholly-owned subsidiaries operating in the provision of oncology services in the U.S.
Alliance Healthcare Interventional Partners, LLC	Delaware
Alliance-HNI, LLC	Michigan
New England Molecular Imaging, LLC	New Hampshire
North Alabama Cancer Care Organization, LLC	Alabama